UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Cardlytics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

14161W105

(CUSIP Number)

CLIFFORD SOSIN

CAS INVESTMENT PARTNERS, LLC

575 Lexington Avenue, Suite 12-101

New York, NY 10022

(212) 804-7660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CAS INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,416,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,416,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,676,701
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,676,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,676,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CSWR PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,739,415
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,739,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,739,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,416,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,416,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CLIFFORD SOSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,416,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,416,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 14161W105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 19, 2023, CAS Investment and certain of its affiliates (the “Investors”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer increased the size of the board of directors of the Issuer (the “Board”) to nine and appointed Alex Mishurov (the “New Director”) as a Class I director of the Issuer with a term expiring at the Issuer’s 2025 annual meeting of stockholders (the “2025 AGM”). In addition, the Issuer agreed to appoint the New Director to the Nominating and Governance Committee, the Compensation Committee and the Transaction Committee of the Board. The Cooperation Agreement also provides that in the event the New Director is unable to serve for the remainder of his term, the Issuer and the Investors will designate a mutually agreed upon replacement director, provided that the replacement director will not be the Investors or an affiliate, associate or employee of the Investors or any other person that files a Schedule 13D with the Securities and Exchange Commission with respect to the Issuer.

Pursuant to the terms of the Cooperation Agreement, the Investors agreed to vote all of their shares of the Issuer in accordance with the Board’s recommendations on all proposals or business that may be the subject of stockholder action at stockholder meetings held during the Standstill Period (as defined below), except (i) if either Institutional Shareholder Services Inc. or Glass Lewis & Co., LLC recommends against the Board’s recommendation for a proposal (other than with respect to director elections), the Investors may follow such alternative recommendation, and (ii) the Investors may vote in their sole discretion with respect to any publicly announced proposals required in connection with certain business combination or extraordinary transactions involving the Issuer or in connection with the implementation of takeover defenses not in existence as of the date of the Cooperation Agreement.

The Investors also agreed to abide by certain customary standstill provisions with the Issuer until the earlier of (i) October 1, 2024 and (ii) the date that is 30 calendar days prior to the deadline for the submission of stockholder director nominations for the 2025 AGM (the “Standstill Period”).

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,724,209 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2023.

A.	Sosin Master
(a)	As of the close of business on September 19, 2023, Sosin Master directly beneficially owned 3,676,701 Shares.

7

CUSIP No. 14161W105

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,676,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,676,701

(c)	Sosin Master has not entered into any transactions in the Shares during the past sixty days.
B.	CSWR
(a)	As of the close of business on September 19, 2023, CSWR directly beneficially owned 1,739,415 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,739,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,739,415

(c)	CSWR has not entered into any transactions in the Shares during the past sixty days.
C.	CAS Investment
(a)	As the investment manager of Sosin Master and CSWR, CAS Investment may be deemed the beneficial owner of the (i) 3,676,701 Shares owned by Sosin Master and (ii) 1,739,415 Shares owned CSWR.

Percentage: Approximately 14.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,416,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,416,116

(c)	CAS Investment has not entered into any transactions in the Shares during the past sixty days.
D.	Sosin LLC
(a)	Sosin LLC, as the general partner of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 3,676,701 Shares owned by Sosin Master and (ii) 1,739,415 Shares owned CSWR.

Percentage: Approximately 14.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,416,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,416,116

8

CUSIP No. 14161W105

(c)	Sosin LLC has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Sosin
(a)	Mr. Sosin, as the managing member of CAS Investment, may be deemed the beneficial owner of the (i) 3,676,701 Shares owned by Sosin Master and (ii) 1,739,415 Shares owned CSWR.

Percentage: Approximately 14.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,416,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,416,116

(c)	Mr. Sosin has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement by and among CAS Investment Partners, LLC, Sosin Master, LP, CSWR Partners, LP, Sosin LLC, Clifford Sosin and Cardlytics, Inc., dated September 19, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 19, 2023).

9

CUSIP No. 14161W105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2023

CAS INVESTMENT PARTNERS, LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member

SOSIN MASTER, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP

CSWR PARTNERS, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP

SOSIN LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP and CSWR Partners, LP

CLIFFORD SOSIN

/s/ Clifford Sosin

10